UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 12, 2010, the Audit Committee of the Board of Directors (the "Committee") of DryShips Inc. (the "Company") approved the engagement of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young-Greece") as the Company's independent registered public accounting firm for the year ending December 31, 2010.  The Company's previous independent registered public accounting firm was Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte").

Deloitte reports on the Company's financial statements for each of the two fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope. However, the report for the year ended December 31, 2008 included explanatory paragraphs relating to an uncertainty as to the Company's ability to continue as a going concern and the Company's change in accounting methods during 2008. The report for the year ended December 31, 2009 included an explanatory paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2009 and 2008, and through the period ended April 12, 2010, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the matter of such disagreements in their reports.

The Company engaged Ernst & Young-Greece as its new independent registered public accounting firm as of April 14, 2010.  During the Company's two most recent fiscal years, Ernst & Young AS ("Ernst & Young-Norway") has audited the financial statements of the Company's wholly-owned subsidiary Ocean Rig UDW Inc.  Neither the Company nor anyone on its behalf has consulted with Ernst & Young-Greece or Ernst & Young-Norway on any matter that was the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: April 14, 2010	By	/s/ George Economou
George Economou
President & Chief Executive Officer

SK 23113 0002 1088974